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                              February 13, 2023

       Brian Carrico
       Chief Executive Officer
       Neuraxis, Inc.
       11550 N. Meridian Street, Suite 325
       Carmel, IN 46032

                                                        Re: Neuraxis, Inc.
                                                            Amendment No. 3 to
Registration Statement on Form S-1
                                                            Filed February 13,
2023
                                                            File No. 333-269179

       Dear Brian Carrico:

              We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 1, 2023 letter.

       Registration Statement on Form S-1 Amendment No. 3 filed February 13,
2023

       Cover Page

   1. Please revise the heading on your cover page which lists the securities to be registered to also list the shares of
common stock issuable upon the exercise of the warrants. In this regard, we note your
statements on page 8 that these underlying shares are also being registered pursuant to
the registration statement.
 Brian Carrico
Neuraxis, Inc.
February 13, 2023
Page 2

       You may contact Gary Newberry at 202-551-3761 or Lynn Dicker at 202-551-3616 if
you have questions regarding comments on the financial statements and related matters. Please contact Cindy Polynice at 202-551-8707 or Laura Crotty at 202-551-7614 with any other questions.



                                                          Sincerely,
FirstName LastNameBrian Carrico
                                                          Division of
Corporation Finance
Comapany NameNeuraxis, Inc.
                                                          Office of Life
Sciences
February 13, 2023 Page 2
cc:       Tom Twedt
FirstName LastName